

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 7, 2016

<u>Via E-mail</u>
Barbara Chardi
President, Chief Executive Officer and Director
Allegro Beauty Products, Inc.
2101 29th St.
San Diego, CA 92104

> **Re: Allegro Beauty Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 10, 2016**
> **File No. 333-214549**

Dear Ms. Chardi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933. In this regard, we note the following:

    * You state in your disclosure that you are a development stage company;

    * Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months;

    * Since formation, you have generated no revenues and you have limited assets;

    * You are issuing penny stock; and,

    * You have received a going concern opinion from your independent public accountant.

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe you are not a blank check company.

2. We note your statement on page 5 that you believe you are not a shell company. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise your registration statement throughout to disclose that you are a shell company or provide us with a detailed legal analysis explaining why you would not qualify as such. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

3. Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

Inside Front Cover Page

4. Please relocate your table of contents to immediately follow the cover page. See Item 502(a) of Regulations S-K.

The Offering, page 5

5. Please indicate when and pursuant to what criteria your fund retention agent will release funds from the IOLTA Account.

Risk Factors, page 7

General

6. We note that your attorney is also serving as your escrow agent. Please consider adding a risk factor that alerts investors to any potential conflict of interest regarding this relationship and the fact that your escrow agent is not an independent third party.

7. We note your disclosure that Ms. Chardi only devotes a few hours per week to your business and is currently involved in several other unrelated businesses. Please include an appropriate risk factor related to Ms. Chardi's limited time commitment to your business.

8. Please disclose that your Ms. Chardi does not have any prior experience conducting best efforts offerings, if applicable, along with the associated risks.

9. If applicable, please include a risk factor stating that investors cannot withdraw funds once invested in this offering including a discussion of the associated risks and consequences.

We have no patent protection and may not be able to protect our proprietary rights., page 10

10. We note your disclosure that Ms. Chardi is currently working with your product formulator on your products. Please expand this risk factor addressing any risks relating to the fact that your product formulator has not entered into a contract governing the protection of your intellectual property.

Use of Proceeds, page 20

11. We note that your disclosure here and in the summary only describes the use of proceeds to pay for costs associated with this offering. Please provide details regarding the use of proceeds to pursue your business plan.

12. We note that there is no minimum number of shares of common stock that must be sold in order for the offering to close. Please disclose here the intended use of proceeds if 25%, 50%, 75%, or 100% of the proceeds are raised. If any additional funds will be needed to accomplish the goals listed, then state the amount and source of other funds. Please disclose the order of priority for your intended use of proceeds. Please refer to Instruction 1 to Item 504 of Regulation S-K.

The Offering, page 20

13. We note that you may extend the offering period by 180 days in your sole discretion if all 2,750,000 shares are not sold within 180 days of effectiveness. Please clarify the circumstances or what factors you will consider in your decision to extend or not extend your offering period.

Dilution, page 22

14. Please include disclosures showing the amount of dilution to new investors if only 75%, 50% or 25% of the offering is sold.

Management's Discussion and Analysis or plan of Operation, page 25

15. You state in the fourth paragraph on page 26 that you should be able to proceed with your business plan if you are able to secure at least 50% or more of your capital needs. In the second to last paragraph on page 27 you state that even if you are able to reach 60% of your capital goals you will not be able to pursue your scheduled goals and in the last paragraph on page 27 you state that you will not be able to pursue your business plan unless you raise funds in excess of the offering proceeds. Please reconcile these

disclosures and, here and in your prospectus summary, clearly state the minimum amount of proceeds from this offering and/or from additional financing that you anticipate you must receive in order to begin operations. We note your disclosure in the first paragraph on page 33.

16. Please describe in greater detail your specific plan of operation for the next twelve months and the steps involved in each stage of development. For instance, you state in Phase 1 on page 27 that you will implement an online marketing program using social media sites. It is unclear what that program may entail and how you intend to achieve it within 4 months considering your sole officer, Ms. Chardi, has no apparent experience in online marketing. This is just an example. Additionally, please disclose how you will allocate capital to your operations at various levels of funding.

Business, page 32

17. We note that you retained two consultants who are assisting Ms. Chardi in developing your hair care line and on whom you appear to significantly rely in developing your business. Please disclose the identity of these consultants and summarize the material terms of your agreements with the consultants. Please also file the agreements as exhibits to your registration statement or tell us why you are not required to do so.

18. You disclose that your products use a blend of sixteen different raw materials and that in addition to this offering you will need an additional $50,000 to $100,000 in funding to source raw materials and implement marketing. Please discuss your sources and availability of raw materials and the names of principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Products, page 33

19. Please provide the name of the product formulator and clarify the current scope of involvement in product development and otherwise by the product formulator.

Property, page 36

20. We note your disclosure that Ms. Chardi provides you the office space free of charge. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Please file as an exhibit to the registration statement a written description of your oral agreement with Ms. Chardi.

Certain Relationships and Related Transactions, page 40

21. We note your references on page 30 and in Note 6 and Note 8 to your financial statements on pages F-9 and F-10 to various loan agreements. Please ensure that you provide disclosures required by Item 404 of Regulation S-K.

22. Please identify the party that made the $5,444 loan agreement referenced on page 35.

Plan of Distribution, page 44

23. Your disclosure on page 3 and Exhibit A of the Escrow Agreement states that the subscription funds will be held in a noninterest bearing account pending the completion of the offering. However, this is inconsistent with your disclosure on page 45 that the funds will be released to ABP as received and cleared from the Fund Retention Account. Please reconcile these inconsistencies.

24. Please summarize the material terms of the escrow arrangement. Please expand upon your disclosure to:

- Describe the material rights and obligations of the parties to the agreement;

- Describe the potential consequences of the escrow arrangements to subscribers in this offering;

- Indicate when and pursuant to what criteria your fund retention agent will release funds;

- Discuss the termination provisions; and

- Indicate whether any claims may be made against the funds held in trust, including claims by your creditors, Ms. Nguyen or Ms. Nguyen's creditors.

Financial Statements

Note 8 – Subsequent Events, page F-10

25. You indicate that you evaluated subsequent events occurring after March 31, 2016 through the date that these financial statements were made available. Please revise your disclosure to also specifically disclose the date that these financial statements were made available for issuance. Please similarly revise your disclosure in the interim financial statements on page F-17. Please refer to ASC 855-10-50-1.

Item16 Exhibits, page II-2

26. We note your reference to several loans on page 30 and in Note 6 and Note 8 to your financial statements. Please file as exhibits these loan agreements. See Item 601(b)(10)

of Regulation S-K. If any agreements were made pursuant to oral contracts, please file a written description of the arrangement as an exhibit. For further guidance, please refer to Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations

27. Please file as exhibits any agreement(s) pursuant to which you acquired your product formula, raw product inventory, batch-making instructions and recipes, manufacturing processes, product artwork and detailed marketing plan. <u>See</u> Item 601(b)(10) of Regulation S-K.

28. We note that your exhibit index includes Exhibits 3.1 and 3.2. Please file those exhibits with your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
        Jessica Nguyen, Esq.